FORM U-3A-2
                                                                File No. 1-7924
                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, DC

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                             VALLEY RESOURCES, INC.
                                (Name of Company)


hereby files with the Securities Exchange Commission, pursuant to Rule

2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, claim for the following information:



Item 1:  Valley Resources, Inc., RI; Cumberland, Rhode Island, Holding Company.

         Subsidiaries:

           Valley Gas Company, RI; Cumberland, Rhode Island; gas distribu-

             tion within Rhode Island.

           Valley Appliance and Merchandising Company, RI; Cumberland,

             Rhode Island; selling and leasing of merchandise.

           Rhode Island Development and Exploration Company, RI; Cumber-

             land, Rhode Island; an inactive company.

           Valley Propane, Inc., RI; Cumberland, Rhode Island; selling of propane gas.

           Morris Merchants, Inc., MA; Canton, Massachusetts; a manufac-

             turers' representative of gas-fired equipment, plumbing and heating supplies.

           Bristol and Warren Gas Company, RI; Bristol, Rhode Island; gas

             distribution within Rhode Island.

           The New England Gas Company, RI; Bristol, Rhode Island; an inactive company.

           Alternate Energy Corporation, RI; Cumberland, Rhode Island; sells,

             installs and designs natural gas conversion systems and facilities.

Form U-3A-2
File No. 1-7924
Page 2



Item 2:  Valley Resources, Inc. (Holding Company)

           Valley Gas Company, 1595 Mendon Road, Cumberland, Rhode Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

           Bristol and Warren Gas Company, 100 Broad Common Road, Bristol, Rhode

           Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

Item 3:  Valley Resources, Inc. (Holding Company)

         Valley Gas Company:

           (a)  6,392,146 Mcf natural or manufactured gas distributed at retail in the State of Rhode Island generating revenues of $48,670,411

           (b)  None

           (c)  None

           (d)  976,496 Mcf natural gas purchased outside the State of Rhode

                Island generating cost of $2,118,324

         Bristol and Warren Gas Company:

           (a)  703,249 Mcf natural or manufactured gas distributed at retail in the State of Rhode Island generating revenues of $5,596,493

           (b)  None

           (c)  None

           (d)  103,260 Mcf natural gas purchased outside the State of

                Rhode Island generating cost of $234,454

Item 4:  Valley Resources, Inc. (Holding Company)

           (a)  None

           (b)  None

           (c)  None

           (d)  None

           (e)  None

                                    Exhibit A

           Consolidating Statements of Income for the 12 Months Ended

           December 31, 1998

           Consolidating Balance Sheets at December 31, 1998



                                    Exhibit B

           Financial Data Schedule

                                    Exhibit C

           Not Applicable





          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February,

1999.





                                                 VALLEY RESOURCES, INC.
                                                   (Name of Claimant)

                                                   S/Kenneth W. Hogan
                                        ------------------------------------
                                        By          Kenneth W. Hogan
                                             Senior Vice President, CFO and
                                                        Secretary





Attest:


S/Sharon Partridge
--------------------------------------------------------------
Sharon Partridge, Assistant Vice President Finance & Treasurer

Name, title and address of officer to whom notices and correspondence con-

cerning this statement should be addressed:



S/K. W. Hogan
-------------------------------------------------
K. W. Hogan                 Senior Vice President
   (Name)                             (Title)

1595 Mendon Road, Cumberland, Rhode Island  02864
                 (Address)

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998



                                                     Appliance &
                            Valley Gas/Bristol &    Contract Sales    Propane & Corporate     Reclass. &
                            Warren Gas Companies       & Rentals          Operations         Eliminations    Consolidated
ASSETS
Utility Plant                   $84,284,366                                                                  $ 84,284,366
Accumulated Depreciation         32,396,392                                                                    32,396,392
                                -----------           -----------        ------------        ------------    ------------
  Net Utility Plant              51,887,974                   -0-                 -0-                          51,887,974
                                -----------           -----------        ------------        ------------    ------------
Leased Property-Net               2,023,431                   -0-        $     31,451                           2,054,882
                                -----------           -----------        ------------        ------------    ------------
Nonutility Property-Net                 -0-            $3,462,198             669,882                           4,132,080
                                -----------           -----------        ------------        ------------    ------------
Investment in Subsidiaries                                                 32,447,099        ($32,447,099)            -0-
Other Investments                 1,402,576                   -0-             253,819                           1,656,395
                                -----------           -----------        ------------        ------------    ------------
    Total Investments             1,402,576                   -0-          32,700,918         (32,447,099)      1,656,395
                                -----------           -----------        ------------        ------------    ------------
Note Receivable                         -0-                   -0-           9,712,357          (9,712,357)            -0-
                                -----------           -----------        ------------        ------------    ------------
CURRENT ASSETS:
  Cash                             (306,200)              777,062             504,204                             975,066
  Accounts Receivable            11,197,606             4,255,900           2,415,489          (6,440,842)     11,428,153
  Deferred Fuel Costs               630,408                   -0-                 -0-                             630,408
  Unbilled Gas Costs              1,979,508                   -0-                 -0-                           1,979,508
  Fuel & Other Inventories        4,208,586             1,562,957             231,104                           6,002,647
  Prepayments & Other               773,895                69,963              24,545                             868,403
  Common Stock Held for
    Drip                                -0-                   -0-             344,879                             344,879
                                -----------           -----------        ------------        ------------    ------------
    Total                        18,483,803             6,665,882           3,520,221         (6,440,842)      22,229,064
                                -----------           -----------        ------------        ------------    ------------
DEFERRED DEBITS:
  Prepaid Pensions                  242,011                   -0-           9,103,247                           9,345,258
  Other                          11,233,212                66,604             331,979              34,087      11,665,882
                                -----------           -----------         -----------        ------------    ------------
    Total                        11,475,223                66,604           9,435,226              34,087      21,011,140
                                -----------           -----------         -----------        ------------    ------------
  Total Assets                  $85,273,007           $10,194,684         $56,070,055        $(48,566,211)   $102,971,535
                                ===========           ===========         ============       ============    ============

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998


                                                     Appliance &
                            Valley Gas/Bristol &    Contract Sales    Propane & Corporate     Reclass. &
                            Warren Gas Companies       & Rentals          Operations         Eliminations    Consolidated

LIABILITIES & CAPITALIZATION

COMMON EQUITY:
  Common Stock                  $17,256,100           $     3,700        $  4,996,628       ($17,263,400)    $  4,993,028
  Paid in Capital                 4,279,782               492,530          25,730,052         (5,711,253)      24,791,111
  Retained Earnings               5,721,638             4,003,507           5,788,848         (9,355,228)       6,158,765
                                -----------           -----------        ------------       ------------     ------------
    Total                        27,257,520             4,499,737          36,515,528        (32,329,881)      35,942,904
Less:  Accts. Rec. ESOP                                       -0-                             (2,712,357)      (2,712,357)
                                -----------           -----------        ------------       ------------     ------------
    Total                        27,257,520             4,499,737          36,515,528        (35,042,238)      33,230,547
                                -----------           -----------        ------------       ------------     ------------
LONG-TERM DEBT:
  First Mortgage Bonds:
  8.0% Series                    20,029,000                   -0-                 -0-                          20,029,000
  7.7% Debentures                 7,000,000                   -0-           7,000,000         (7,000,000)       7,000,000
                                -----------           -----------        ------------       ------------     ------------
    Total                        27,029,000                   -0-           7,000,000         (7,000,000)      27,029,000
                                -----------           -----------        ------------       ------------     ------------
  Note Payable                    2,400,000                   -0-           2,548,849                           4,948,849
                                -----------           -----------        ------------       ------------     ------------
    Total                        29,429,000                   -0-           9,548,849         (7,000,000)      31,977,849
                                -----------           -----------        ------------       ------------     ------------
Oblig. Under Cap Lease            1,253,449                   -0-              24,633                -0-        1,278,082
                                -----------           -----------        ------------       ------------     ------------
Minority Interest                                                                                (83,132)         (83,132)
                                -----------           -----------        ------------       ------------     ------------
CURRENT LIABILITIES:
  Current Maturities-LT Debt            -0-                   -0-           2,288,937                           2,288,937
  Note Payable                    7,428,928             1,450,000             700,000         (2,178,928)       7,400,000
  Oblig. Under Cap Lease            769,981                   -0-               6,818                             776,799
  Accounts Payable                3,512,799             2,121,816           2,565,967         (2,787,931)       5,412,651
  Security Deposits and
    Refunds                         987,106                   -0-               6,750                             993,856
  Dividends Declared                583,307               491,008           1,156,193         (1,294,315)         936,193
  Taxes Accrued                    (465,322)              285,743            (176,789)                           (356,368)
  Other                           1,195,798                40,610             232,649           (179,667)       1,289,390
                                -----------           -----------        ------------       ------------     ------------
    Total                        14,012,597             4,389,177           6,780,525         (6,440,841)      18,741,458
                                -----------           -----------        ------------       ------------     ------------
DEFERRED CREDITS:
  Unamort Invest Credit             610,300                   -0-                 -0-                             610,300
  Other                           3,530,825               402,083                 -0-                           3,932,908
                                -----------           -----------        ------------       ------------     ------------
    Total                         4,141,125               402,083                 -0-                -0-        4,543,208
                                -----------           -----------        ------------       ------------     ------------
Def. Federal Inc Taxes            9,179,316               903,687           3,200,520                          13,283,523
                                -----------           -----------        ------------       ------------     ------------
  Total Liab & Capital          $85,273,007           $10,194,684        $ 56,070,055       ($48,566,211)    $102,971,535
                                ===========           ===========        ============       ============     ============

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998


                                                     Appliance &
                            Valley Gas/Bristol &    Contract Sales    Propane & Corporate     Reclass. &
                            Warren Gas Companies       & Rentals          Operations         Eliminations    Consolidated

OPERATING REVENUES:
  Utility Gas Revenues          $57,585,223                                                                  $57,585,223
  Nonutility Revenues                                 $19,449,524        $2,594,706         $  (143,122)      21,901,108
                                -----------           -----------        ----------         -----------      -----------
    Total                        57,585,223            19,449,524         2,594,706            (143,122)      79,486,331
                                -----------           -----------        ----------         -----------      -----------
OPERATING EXPENSES:
  Cost of Gas Sold               30,086,415                                                                   30,086,415
  Cost of Sales-
    Nonutility                                         14,162,279         1,175,005            (105,359)      15,231,925
  Operations                     14,824,469             3,444,179          (231,275)           (431,340)      17,606,033
  Maintenance                     1,586,505                   -0-            77,331              (3,949)       1,659,887
  Depreciation                    2,733,123               500,156            86,011              (2,757)       3,316,533
  Taxes-Other Than FIT            3,789,205               207,301            96,887                (726)       4,092,667
  Taxes-Federal Income              318,599               446,367           490,484              24,328        1,279,778
                                -----------           -----------       -----------         -----------      -----------
    Total                        53,338,316            18,760,282         1,694,443            (519,803)      73,273,238
                                -----------           -----------       -----------         -----------      -----------
Operating Income                  4,246,907               689,242           900,263             376,681        6,213,093
Equity in Earnings
  of Subsidiaries                                                         2,579,481          (2,579,481)             -0-
Other Income-Before FIT              96,939               249,165            19,338             (32,230)         333,212
Fed Inc Tax-Net of ITC                6,274                   -0-               -0-                 -0-            6,274
                                -----------           -----------       -----------         -----------      -----------
Total Income                      4,337,572               938,407         3,499,082          (2,235,030)       6,540,031
                                -----------           -----------       -----------         -----------      -----------

INTEREST CHARGES:
  Long Term Debt                  2,474,221                   -0-               -0-               3,535        2,477,756
  Other                             240,545                74,287            22,916             225,283          563,031
  Capitalized Interest               (1,469)                  -0-               -0-                 -0-           (1,469)
                                -----------           -----------       -----------         -----------      -----------
    Total                         2,713,297                74,287            22,916             228,818        3,039,318
                                -----------           -----------       -----------         -----------      -----------
Net Income                      $ 1,624,275           $   864,120       $ 3,476,166         $(2,463,848)     $ 3,500,713
                                ===========           ===========       ===========         ===========      ===========

Average Number of Common
  Shares Outstanding                                                                                           4,977,823


Basic Earnings Per Average
  Common Share                                                                                                     $0.70